Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
October 29, 2009
VIA EDGAR AND OVERNIGHT COURIER
Ms. Amanda Ravitz
Branch Chief — Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cambium Learning Group, Inc. (f/k/a Cambium-Voyager Holdings, Inc.)
Amendment No. 1 to Registration Statement on Form S-4
Filed October 9, 2009
File No. 333-161075

Dear Ms. Ravitz:
On behalf of Cambium Learning Group, Inc. (formerly known as Cambium-Voyager Holdings, Inc.) (“Holdings”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on October 9, 2009 (“Amendment No. 1”), relating, among other things, to the registration of shares of Holdings common stock issuable to stockholders of Voyager Learning Company (“Voyager”) in connection with the proposed merger of Voyager with a newly formed, wholly owned subsidiary of Holdings, and the proposed merger of VSS-Cambium Holdings II Corp. (“Cambium”) with another newly formed, wholly owned subsidiary of Holdings, with Voyager and Cambium each thereupon becoming a wholly owned subsidiary of Holdings. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated October 23, 2009, and to reflect other updating changes. In connection with this letter and the filing of Amendment No. 2, we are sending to the Commission, by overnight courier, three (3) clean courtesy copies of Amendment No. 2 and three (3) marked courtesy copies of Amendment No. 2 which reflect changes from Amendment No. 1.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Voyager and Cambium and their respective advisors. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of Amendment No. 2 (as distinguished from page references in the Staff’s comments, which refer to the page numbers of Amendment No. 1).
Proxy Statement/Prospectus
General
1.	We note your response to our prior comment number 1. Please discuss whether the Cambium stockholder is already bound to make the purchase of shares contemplated to be sold to it in the merger. Please address in this regard, the fact that the parties have agreed to a purchase price as well as number of shares and that the shareholder has agreed to vote all its shares in favor of the merger, which consists of all of the shares of Cambium. In this regard, consider whether in signing the merger agreement, Holdings was acting as a proxy for its sole shareholder.

Response 1: We understand the concerns that the Staff has expressed in this Comment and in Comment 1 of the Staff’s prior comment letter dated September 3, 2009. In response thereto, we have modified the Registration Statement so that all of the securities being issued to Cambium’s sole equity owner in connection with the mergers (i.e., the shares of Holdings common stock, the Holdings Warrant and the shares of common stock underlying the Holdings Warrant) are not being registered under the Registration Statement. Rather, the Company will issue those securities in reliance upon the exemption from Section 5 of the Securities Act of 1933, as amended, afforded by Section 4(2) of the Securities Act.

2.	We note your disclosure in the second and third full paragraphs on page 147 that the refunds received prior to signing totaled $15.5 million and that the CVR is not expected to exceed $11 million and could be substantially less than $11 million. Please revise the proxy statement/prospectus, as appropriate, to include disclosure regarding these amounts to be received by the holders of Voyager’s common stock.

Response 2: We have revised Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements to provide additional information regarding each of the elements that make up the CVR amount. We have included the $11.0 million maximum amount of the CVR in response to the question “What will I receive in the merger?” in the “Questions and Answers About the Mergers and the Special Meeting of Voyager Stockholders” portion of the “Summary” section in the Registration Statement and have added a cross-reference to the detailed CVR information set forth in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements. Please see pages 1 and 157 of Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Cover Page
3.	We note your response to our prior comment 2 and reissue our comment. Please disclose the number of common shares you are offering pursuant to this prospectus. You may do this by including both disclosure about the formula or method by which the actual number of shares issued will be determined and disclosing the maximum number of shares that may be issued under this prospectus.

Response 3: As noted above in response to Comment 1, we acknowledge that the proxy statement/prospectus will only cover the shares of Holdings common stock issuable to Voyager’s stockholders pursuant to the Voyager merger. The cover page now expressly states that each share of Voyager common stock that is converted into Holdings common stock (pursuant to the election and proration rules in the merger agreement) will be converted into the right to receive one share of Holdings common stock. If every outstanding share of Voyager stock were converted into Holdings common stock pursuant to the merger agreement, including shares underlying all outstanding Voyager stock options, the maximum number of shares of Holdings common stock issuable pursuant to the merger agreement would be 30,008,655 shares. A statement to that effect has also been inserted on the cover page.
Questions and Answers about the Mergers, page 1
What will I receive in the merger? page 1
4.	We note your response to our prior comment 9. Please provide the basis for Voyager’s anticipation that the specified tax refunds it will receive after June 30, 2009 will result in a maximum per share value of $0.89.

Response 4: On page 2 of the Registration Statement, we state that “the total amount payable in respect of the pre-closing tax refunds and the CVR, on a combined basis, is expected to be not less than $0.52 per share and not more than $0.89 per share, and may be substantially less than $0.89 per share depending on various factors specified in the merger agreement.” In the same paragraph, we state that the expected maximum amount payable of not more than $0.89 per share is based on the $15.5 million of specified pre-closing tax refunds received through June 30, 2009 plus specified tax refunds Voyager anticipates it will receive after June 30, 2009. We have revised the paragraph to state that the expected maximum amount payable of not more than $0.89 per share is based on the $15.5 million of specified tax refunds received by Voyager prior to signing the merger agreement, plus any pre-closing tax refunds received between the signing of the merger agreement and the closing of the mergers to the extent that such amount exceeds $4 million, plus the anticipated maximum amount of the CVR,

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

which amount is primarily dependent upon Voyager’s success in collecting tax refunds no later than 18 months after the effective time of the mergers, the return of amounts that Voyager is required to deposit with an escrow agent related to potential liabilities arising under Section 280G of the Internal Revenue Code, and amounts paid out of the CVR escrow fund for, among other things, tax refunds that are not ultimately collected, payment of specified tax liabilities, third party expenses associated with collecting the tax refunds and defending against the specified tax liabilities, working capital adjustments, and Stockholders’ Representative expenses. We also state in the revised paragraph that the anticipated tax refunds are based on management’s analysis of the company’s tax position. Please see page 2 of Amendment No. 2.
What percentage of Holdings will be owned by the former stockholders of Voyager? page 2
5.	We note your response to our prior comment 10. Please advise as to what other events besides the equity cure payment of $3,000,000 transpired through August 31, 2009 to cause you to determine that 528,306 shares would be issuable pursuant to the Holdings Warrant. Please revise the disclosure to provide your basis for determining the base amount of 528,306 shares.

Response 5: As disclosed under the caption “MERGER AGREEMENT — Merger Consideration — Cambium Consideration,” the number of shares to be covered by the Holdings Warrant consists of three separate elements, namely, the “Cambium Specified Asset Recoupment Amount,” the “Additional Share Amount” and the “Formula Amount.” We can now be more precise with respect to these amounts, and hence have a significantly reduced spread between the minimum and likely maximum number of shares covered by the Holdings Warrant. At this juncture, for purposes of calculating the minimum number of shares covered by the Holdings Warrant, we know the following:
     (a) Cambium Specified Asset Recoupment Amount. The Cambium Specified Asset Recoupment Amount is based upon the amount of net proceeds that Cambium is able to recoup from an embezzlement matter disclosed in the Registration Statement. To date, Cambium has recouped “Net Windle Proceeds” of approximately $535,000. For purposes of calculating the minimum number of shares to be covered by the Holdings Warrant, we have assumed that no further amounts will be recouped with respect to the Windle embezzlement matter. If no further amounts are recouped in connection with the Windle embezzlement matter, the Cambium Specified Asset Recoupment Amount will equal 0.45 multiplied by the quotient of $535,000 divided by $6.50. Thus, the minimum amount arising from this element of the formula is 37,038 shares.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

     (b) Additional Share Amount. The “Additional Share Amount” adds shares to the Holdings Warrant only if (i) at the time of the effectiveness of the mergers, there are more than 29,874,145 shares of Voyager common stock outstanding and (ii) no adjustment is made through the provisions in the merger agreement to give effect to the fact that more shares were outstanding than were anticipated. The merger agreement contains provisions to adjust the consideration in the event that outstanding Voyager stock options are exercised prior to the closing. Thus, the Additional Share Amount would only arise in the event that the parties discovered after closing that their Voyager share count was inaccurate. At present, the parties do not believe that their share count is inaccurate. Thus, in calculating the minimum number of shares attributable to the Additional Share Amount, we have now allocated zero shares.
     (c) Formula Amount. The “Formula Amount” adds shares to the Holdings Warrant only if equity contributions are made under the Cambium credit agreements, debt is retired under those agreements or payments are made to obtain certain default-related waivers under those agreements. To date, the only applicable event is the $2,959,000 in cure payments made in August 2009, as disclosed in the Registration Statement. The Formula Amount equals a number of shares equal to that cure payment amount divided by $6.50, or 455,230 shares.
Thus, Amendment No. 2 describes as the Base Amount for the Holdings Warrant a total of 492,268 shares (rather than 528,306 shares), calculated as follows:

Cambium Specified Asset Recoupment Amount	37,038
Additional Share Amount	0
Formula Amount	455,230

TOTAL	492,268
We have added disclosure to the Registration Statement to provide the bases for determining the Base Amount of 492,268 shares. Please see pages 3 and 114 of Amendment No. 2.
6.	Additionally, please advise as to why Cambium’s stockholder may need to contribute an additional $5,000,000 to reduce debt prior to the closing of the merger. Please also advise if this is the only additional event that is anticipated to occur between September 1, 2009 and the closing of the merger so that the number of shares that would be issued under the Holdings Warrant would not exceed 1,297,536 shares. Finally, please revise the disclosure to provide your basis for determining the likely maximum amount of 1,297,536 shares.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Response 6: We can also be more precise with respect to the likely maximum amount to be covered by the Holdings Warrant. At this juncture, for purposes of calculating the maximum number of shares covered by the Holdings Warrant, we know the following with respect to the three components identified in response to Comment 5 above:
     (a) Cambium Specified Asset Recoupment Amount.
     (i) In response to an inquiry from the Staff, please note that this aspect of the calculation of the number of shares covered by the Holdings Warrant is not limited to the period that ends at the effective time of the merger agreement.
     (ii) We cannot be certain as to the amount that ultimately will be recouped with respect to the Windle matter. Management is aggressively pursuing recoupment for the embezzlement, but the ultimate recovery is dependent in part upon factors outside of management’s control, including the ability to seize assets and the value of any assets that are seized. Management has reviewed this issue and believes that it is reasonable to conclude that the maximum recovery will not exceed $4,250,000. This figure is based on the asking price of the assets in question, which is derived from the third party professionals responsible for selling the particular assets. Based on the conclusion that $4,250,000 is the reasonable likely maximum amount recoverable, we have calculated the likely maximum Cambium Specified Asset Recoupment Amount as 0.45 multiplied by the quotient of $4,250,000 divided by $6.50. Thus, the maximum number of shares arising from this element of the formula is 294,230 shares.
     (b) Additional Share Amount.
     (i) With respect to this aspect of the formulation, please be advised that the relevant period of determination will commence as of the effective time of the merger agreement and, pursuant to the express terms of the merger agreement, will end on the two-year anniversary thereof.
     (ii) The merger agreement expressly states that the maximum number of shares to be covered by the Holdings Warrant in the event that it is subsequently determined that the parties miscalculated the number of shares of Voyager common stock outstanding is 145,000 shares. We have used this figure for purposes of calculating the likely maximum, inasmuch as the parties have agreed to cap this element of the formula at this amount.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

     (c) Formula Amount.
     (i) Pursuant to the terms of the merger agreement, this aspect of the formulation cannot change after consummation of the mergers.
     (ii) As disclosed in Amendment No. 2, Cambium Learning has amended its credit agreements. Given that amendment and the benefit of the passage of time, management has concluded that it is unlikely that any further equity cure payments will be made and that it is unlikely that debt will be retired or that payments will be required for waivers between the present time and the closing. Accordingly, the likely maximum amount arising from this element of the formula is identical to the minimum amount of 455,230 shares reflecting the equity cure payment that was made in August 2009.
Thus, Amendment No. 2 describes as the likely maximum amount for the Holdings Warrant a total of 894,460 shares (rather than 1,297,536 shares), calculated as follows:

Cambium Specified Asset Recoupment Amount	294,230
Additional Share Amount	145,000
Formula Amount	455,230
TOTAL	894,460
We have added disclosures to the Registration Statement to provide the bases for determining the likely maximum amount of 894,460 shares. Please see pages 3 and 114 of Amendment No. 2.

7.	We note your disclosure in the last sentence of the first full paragraph on page 120 that the number of shares of Holdings common stock issuable pursuant to the Holdings Warrant will not be less than 1,106,537 shares and is not expected to exceed 1,875,768. Please advise as to the discrepancy between this language and the language in the first full paragraph on page 3. To the extent applicable, please revise the first table on page 3 so that it reflects a range of shares that represent the base amount, midpoint amount and likely maximum amount of Holdings common stock issuable pursuant to the Holdings Warrant.

Response 7: The discrepancy between the range presented on page 3 of Amendment No. 1 and the range presented on page 120 of Amendment No. 1 was inadvertent. We have corrected this in Amendment No. 2, so that both disclosures are consistent and reflect the ranges described in the responses to Comments 5 and 6. Please see pages 3, 114 and 128-9 of Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Summary, page 10
8.	Revise your new disclosure on page 10 further to state the reasons why Cambium did not elect to seek a waiver from its lenders. Refer to your disclosure in the second paragraph on page 68.

Response 8: We have revised the risk factor to reflect the fact that each of the senior secured credit agreement and the senior unsecured credit agreement has been amended. The amendments are described on page 231 of Amendment No. 2. The amendments provide, among other things, that the lenders have ratified and approved the mergers and the related transactions. In light of this ratification and approval, we believe the portion of the Staff’s Comment 8 relating to the lenders’ waiver is now moot, and we have revised in the applicable risk factor accordingly. Please see page 36 of Amendment No. 2.
Interests of Certain Persons in the Mergers, page 16
9.	We note your response to our prior comment 14. Please revise this section to include the 750,000 shares of Holdings common stock that Mr. Klausner will be granted options to purchase at the effective time of the merger and any other option grants to be given to any other Voyager officers at the effective time of the merger.

Response 9: We have revised the description of the interests of certain persons to include Mr. Klausner’s options to purchase 750,000 shares of Holdings common stock. We have provided this information in a table that also refers to other option grants that have been determined to date with respect to Voyager’s (and Cambium’s) executive officers. We understand that other than the grants disclosed in that table, no determination has been made with respect to option grants to be made to any of Voyager’s other executive officers. Please see page 18 of Amendment No. 2.

10.	We note your response to our prior comment 15. Please revise the final bullet point under this heading to disclose the number and aggregate amount of options that each Cambium Learning officer may receive under the Holdings’ equity compensation plan. We suggest a table format.

Response 10: As noted in our response to Comment 9 above, we have included a table setting forth option grants that have been determined to date with respect to Cambium’s (and Voyager’s) executive officers. We understand that other than the grants disclosed in that table, no determination has been made with respect to option grants to be made to any of Cambium’s other executive officers. Please see page 18 of Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Risk Factors, page 29
The lenders under Cambium Learning’s senior and mezzanine credit agreements, page 36
11.	We note your response to our prior comment 20 and reissue in part. Explain why you decided not to seek the approval of Cambium’s lenders and what impact this might have on your ability to get future loans.

Response 11: Although the reasons for not seeking the approval of Cambium’s lenders are disclosed on page 71 of Amendment No. 2 and elsewhere in the Registration Statement, we believe the disclosure requested by Comment 11 is no longer relevant, since the lenders have, pursuant to the amendments to the senior secured credit agreement and the senior unsecured credit agreement, ratified and approved the mergers and related transactions. Copies of the amendments have been filed with Amendment No. 2 as Exhibits 10.37 and 10.38 to the Registration Statement and have been described under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Liquidity and Capital Resources — Long-Term Debt” on page 231 of Amendment No. 2.
The Mergers, page 51
Background of the Mergers, page 66
12.	We note your response to our prior comment 28 and reissue in part. Clarify in the carryover paragraph starting at the bottom of page 68 who proposed the merger consideration.

Response 12: During our call with the Staff in which we discussed this comment, the Staff directed us to Item 1015(b)(4) of Regulation M-A, which requires, in pertinent part, that we “state whether the subject company or affiliate determined the amount of consideration to be paid or whether the outside party recommended the amount of consideration to be paid.” Although Allen & Company represented Voyager in its negotiations with VSS, Voyager determined the amount of consideration that it would accept, and Allen & Company confirmed the fairness of that amount of consideration in its fairness opinion. We have revised the “Background of the Mergers” section of the Registration Statement to include this information. Please see page 71 of Amendment No. 2.

13.	We note your response to our prior comment 29. Please revise your “Risk Factors” section to include a discussion of the fact that Voyager is expected to have no long-term debt prior to the completion of the mergers but will become part of a combined company with a significant amount of long-term debt after the mergers.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Response 13: We have added a new risk factor in response to the Staff’s comment to explain the consequences of Voyager’s transitioning from a deleveraged to a leveraged company as a result of the mergers. Please see page 38 of Amendment No. 2.
Cambium’s and Holdings’ Reasons for the Mergers, page 71
14.	We note your response to our prior comment 30. Please revise the thirteenth bullet point on page 72 to explain how the value of the Holdings common stock to be received by Cambium’s stockholder in exchange for a $25 million capital contribution supported the board’s decision to approve the merger.

Response 14: The Cambium board did not separately consider the value of the Holdings common stock with respect to the shares issued in the Cambium merger and the shares issued in exchange for the $25 million capital contribution. The board considered the value of the Holdings common stock in its entirety based on the factors set forth in the three sub-bullet points under the thirteenth bullet point. The $25 million capital contribution was part of the price negotiation with Voyager to reach the approximate 55%-45% ownership split. Voyager was valued in the transactions at approximately $195 million, inclusive of $67.5 million in cash, or $127.5 million net of cash. Cambium was valued at $300 million, less $170 million of debt, or $130 million. In order to achieve a 55%-45% ownership ratio, Cambium required $25 million in equity from a capital contribution ($130 + $25 / $282.5 = 54.8%). We have added disclosure to this effect on page 75 of Amendment No. 2.

15.	We note your response to our prior comment 31. Please advise as to whether the board considered the possibility that the lenders may disagree that their consent was not needed to complete the transaction and the impact on Cambium’s or Holdings’ ability to obtain future loans. Please also advise as to whether the board considered the possibility of whether an event of default could occur under the credit agreements and whether Holdings’ and its subsidiaries would have enough cash on hand to repay the credit agreements in full.

Response 15: The Cambium board did consider the possibility that the lenders might conclude that their consent would be required to complete the mergers, as well as the possible ramifications of that conclusion, both in terms of the ability to obtain future loans and the consequences of a declaration of an event of default. Ultimately, the board concluded that the steps being taken were sufficient under the credit agreements to avoid the need to solicit consents. This issue has now become moot as a result of the execution of the credit agreement amendments. Please note that we understand that the Staff is requesting supplemental information under this Comment 15, as opposed to a modification of the disclosure in the Registration Statement.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Voyager’s Reasons for the Voyager Merger, page 74
16.	Please revise the first bullet point on page 74 to explain why the board chose cash net income trading multiples of 8x to 14x.

Response 16: The cash net income trading multiples range of 8.0x to 14.0x considered by the board was provided to the board by Allen & Company that represented the range of net income trading multiples identified by Allen & Company as the lower end of the multiple range among comparable public companies reviewed by Allen & Company for purposes of valuing the Holdings common stock. We have revised the “Fairness Opinion” section of the Registration Statement to clarify how Allen & Company arrived at the range of 8.0x to 14.0x. We have also revised the “Voyager’s Reasons for the Voyager Merger; Consideration of the Voyager Merger by Voyager’s Board of Directors” section of the Registration Statement to explain that the 8.0x to 14.0x range of cash net income trading multiples considered by the board was provided to the board by Allen & Company, and to explain how Allen & Company arrived at the range of 8.0x to 14.0x. Please see pages 77 and 81 of Amendment No. 2.

17.	We note your response to our prior comment 30. Please advise how the fourteenth bullet point on page 75 which notes Cambium’s recent declines in net sales and profitability in 2008 and 2007 was a factor that supported the decision of Voyager’s board of directors to approve the merger. Additionally, please revise each of the third, ninth, tenth, twelfth, thirteenth and fifteenth bullet points on page 75 to explain how each of these factors supported the decision to approve the merger.

Response 17: One factor that supported the decision of Voyager’s board of directors to approve the merger was that the board recognized that the combined company could use the complementary strengths of Voyager and Cambium not only to remedy the recent declines in net sales and profitability suffered by each company in 2008 and 2007, but also to grow the combined company. We have revised bullet points eleven through fifteen on page 75 of Amendment No. 1 to clarify this point. We have also revised the third, ninth and tenth bullet points on page 75 of Amendment No. 1 to clarify how these factors supported the decision of Voyager’s board of directors to approve the merger. Please see page 78 of Amendment No. 2.

18.	Additionally, please revise the fourteenth bullet point on page 76 and the third bullet point on page 77 to explain why these factors do not support the decision of Voyager’s board of directors to approve the merger.

Response 18: We have revised the fourteenth bullet on page 76 of Amendment No. 1 and the third bullet on page 77 of Amendment No. 1 to clarify why these factors did not support the decision of Voyager’s board of directors to approve the merger. Please see page 80 of Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Opinions of Voyager’s Financial Advisors: Fairness Opinion, page 77
19.	We note your response to our prior comment 32 and reissue our comment. Please disclose whether Voyager determined the amount of consideration to be paid or Cambium and VSS recommended the amount of consideration to be paid. Refer to Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.

Response 19: As noted in response to Comment 12 above, although Allen & Company represented Voyager in the company’s negotiations with VSS, Voyager determined the amount of consideration to accept, and Allen & Company confirmed the fairness of that consideration in its fairness opinion. We have revised the Fairness Opinion section of the Registration Statement to disclose this information. Please see page 81 of Amendment No. 2.

20.	We note your response to our prior comment 103. We also note that in the first full sentence in the carryover paragraph beginning on page 78 that Allen & Company relied upon and assumed the accuracy and completeness of certain information that was “otherwise reviewed by Allen & Company.” Please revise this disclosure to define what other types of information were reviewed by Allen & Company that were not publicly available or provided by Voyager and/or Cambium and their respective representatives.

Response 20: After further review and consideration, we believe that the clause cited by the Staff is unnecessary, since all of the information reviewed by Allen & Company is adequately covered by the language preceding the referenced clause, which is confusing. As a result, we have deleted the referenced language from the Registration Statement. Please see page 82 of Amendment No. 2.
Valuation Methods and Analyses, page 79
21.	We note in the last sentence in the last full paragraph on page 80 that Allen & Company reviewed the sales process undertaken by Voyager in 2007 and 2008. Please revise your disclosure to discuss Allen & Company’s review of the sales process and the results of and the impact on its fairness opinion.

Response 21: We have revised our disclosure to include a discussion of Allen & Company’s review of the sales process and the results and effect of the review on its fairness opinion. Please see page 84 of Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Publicly-Traded Education Comparables, page 81
22.	We note your response to our prior comment 36 and reissue in part. Please disclose how the selected companies compared with Voyager in terms of ratio of aggregate value, size, etc.

Response 22: We have revised the Registration Statement to disclose how the selected companies compared with Voyager in terms of ratio of aggregate value and size. Please see page 84 of Amendment No. 2.
Comparable Company Premiums Analysis, page 83
23.	We note your disclosure in the last sentence before the table in this section that the range of implied pro forma merger consideration represented a premium “at the top end” of the range of estimated premiums paid in comparable mergers and acquisitions. Please revise your disclosure to disclose the range of estimated premiums paid in comparable mergers and acquisitions and why the implied pro forma merger consideration represents a premium at the top end of that range.

Response 23: We have revised the Registration Statement to disclose the range of estimated premiums paid in comparable mergers and acquisitions and to illustrate why the implied pro forma merger consideration represents a premium at the top end of that range. Please see page 86 of Amendment No. 2.

24.	We note your disclosure in this section that Allen & Company also reviewed the premiums implied by comparing the range of merger consideration per share to an implied value per share for Voyager on a standalone basis. Please revise your disclosure to disclose the premiums determined as a result of this analysis and why these premiums represent a “significant premium” to the implied standalone trading values of Voyager at the same multiples.

Response 24: We have revised the Registration Statement to disclose the premiums determined as a result of the comparable company premiums analysis and why these premiums represent a “significant premium” to the implied standalone trading values of Voyager at the same multiples. Please see page 86 of Amendment No. 2.
Solvency Opinion, page 84
25.	We note the disclosure regarding the various analytical methodologies that Houlihan Smith used in its analysis. Please revise to provide additional detail on the steps of each of the analytical methodologies used. For example, disclose each of the multiples, financial projections and values used by Houlihan Smith and explain why the particular multiples, financial projections and values were chosen. Please note that this example is not intended to be an exhaustive list.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Response 25: We have revised the “Solvency Opinion” section of the Registration Statement to provide the additional detail regarding the analytical methodologies used by Houlihan Smith in rendering its solvency opinion, as requested by the Staff. Please see page 88 of Amendment No. 2.

26.	Please disclose the selected public companies and the merger and acquisition transactions used in the balance sheet test. Please also disclose the criteria Houlihan Smith used to determine the selected publicly companies and the merger and acquisition transactions used in the balance sheet test. Additionally, please tell us whether any additional companies or transactions fit within these criteria but were not analyzed, and if so, why not.

Response 26: We have revised the “Solvency Opinion” section of the Registration Statement to provide information regarding the public companies and the merger and acquisition transactions used by Houlihan Smith in the balance sheet test, as well as the criteria used to select the companies and the transactions, as requested by the Staff. Please see page 89 of Amendment No. 2.

27.	Please disclose what is meant by passing the balance sheet test, capital adequacy test and cash flow test.

Response 27: We have revised the “Solvency Opinion” section of the Registration Statement to explain how Houlihan Smith determines whether a company has passed each of the balance sheet test, the cash flow test and the capital adequacy test together to determine a company’s ability to sustain the burden of debt and the going-concern status quo. Please see pages 89 and 92 of Amendment No. 2.
Material U.S. Federal Income Tax Consequences of the Mergers, page 98
28.	We note your response to our prior comment 41 and reissue our comment. Please revise your disclosure to clearly state that the “Material U.S. Federal Income Tax Consequences of the Mergers” is counsel’s opinion.

Response 28: We have revised the disclosure to state that the tax information provided is the opinion of the two law firms referenced therein. Please see page 105 of Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 146
Note 2. Preliminary Estimated Purchase Price, page 146
29.	We note the disclosures that have been added to Note 2 in response to our prior comment number 48. However, based upon your revised disclosures included in the first paragraph on page 147, we are unclear as to how the Company arrived at the estimated fair value of a Holdings common share of $4.91. In this regard, please address the following:
•	Revise the discussion in Note 2 to disclose multiples of earnings or ranges of such multiples that were used in arriving at the estimated fair values of Holdings shares of from $62.3 million to $109 million. Also, explain in further detail how you determined these earnings multiples and explain how they were adjusted for “current market conditions” as your disclosures on page 147 indicate.

•	Explain how you derived the $4.91 valuation per Holdings common share from the fair value range for Holdings common shares issued of $62.3 million to $109 million.
Response 29: Note 2 to the pro forma financial information has been revised to more fully explain how management arrived at the estimated fair value of Holdings of $4.91 per common share, including the range of multiples of earnings that were used in determining the estimate and how the $4.91 per share was derived from these multiples. To better facilitate an understanding of this estimate, the disclosure now includes the range of multiples used to estimate the value of Holdings in its entirety of $140 million to $245 million, rather than the value attributable to Voyager stockholders of approximately 45% of this range, or $62.3 million to $109.0 million. Please see page 156 of Amendment No. 2.

30.	Please revise Note 2 to explain in further detail how the Company calculated or determined the estimated fair values of the various elements comprising the total estimated aggregate CVR value of $5,472 disclosed in the table on page 147. Also, please provide a sensitivity analysis explaining how the purchase price will be impacted in the event the fair value of the CVR differs from the $5,472 reflected in the purchase price allocation on page 148.

Response 30: Note 2 to the pro forma financial information has been revised to include the information requested in the Staff’s comment. Please see page 157 of Amendment No. 2.

31.	Please revise Note 2 to disclose the number of share based awards (including the number of options and SARs) that will be converted into rights or options for Holdings shares and that have been included as a component of the purchase price. Also, please clarify in Note 2 whether these share based awards have been granted for pre-combination or post-combination services and indicate why they are being included as part of the purchase price.

Response 31: Note 2 to the pro forma financial information has been revised to include the information requested in the Staff’s comment. Please see page 157 of Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

32.	We note from your response to our prior comment number 49 that the Company chose to disclose a sensitivity analysis presenting a very narrow range of alternatives because Holdings believes that Voyager will likely have sufficient cash on hand to reach the $67.5 million “cap” and the Company believes that the cash election will be oversubscribed. Please revise the disclosures included in Note 2 to explain why the Company has disclosed the very narrow range of alternatives with regards to Voyager shareholders that may elect the cash option.

Response 32: Note 2 to the pro forma financial information has been revised to include the information requested in the Staff’s comment. Please see page 155 of Amendment No. 2.
Note 3. Preliminary Estimated Purchase Price Allocation, page 148
33.	We note the disclosures that have been added to Note 3 in response to our prior comment number 50. Please revise Note 3 to disclose in further detail the significant assumptions (i.e., discount rates, economic growth rates, customer attrition rates, etc.) that were used in calculating or determining the estimated fair values and related useful lives of the various categories of intangible assets that are expected to be recognized in connection with the acquisition transaction.

Response 33: Note 3 has been modified to provide greater and more specific detail on significant assumptions used by management related to fair values and useful lives of intangible assets as requested in the Staff’s comment. Please see page 159 of Amendment No. 2.
Note 4. Pro Forma Adjustments, page 149
34.	We note from disclosures that have been added to Note C in response to our prior comment number 52. Please tell us and explain in the notes to the pro forma financial information why Cambium’s stockholder will make a $25 million capital contribution in exchange for 3,846,154 shares of Holdings common stock and will pay approximately $6.50 per share when the shares being issued to Voyagers shareholders will be valued at $4.91 per share as indicated in the first paragraph on page 147.

Response 34: We have used $4.91 as the fair value that has been determined for one share of Holdings common stock for purposes of the pro forma financial statements. Cambium’s stockholder will pay $6.50 per share of Holdings common stock it will acquire in connection with its $25 million cash contribution. The price resulted from contractual negotiations between the parties whereby Cambium’s stockholder agreed to pay the $25 million purchase price to acquire the additional 3,846,154 shares necessary to assure ownership of approximately 55% of Holdings’ outstanding shares of common stock. Voyager was not

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

prepared to allocate 55% of the common stock to Cambium’s stockholder unless Cambium’s stockholder contributed an additional $25 million to the transaction. When Cambium’s stockholder agreed to make that contribution, the negotiation between the two independent parties resulted in the $6.50 per share price, reflecting the value ascribed by the two parties as part of the overall transaction.

We do not believe that the fact that the parties assigned a $6.50 per share valuation as part of the negotiations for a portion of the consideration determines fair value for accounting purposes when preparing pro forma financial statements for the whole. Stated another way, we believe we need an analysis of the fair value as a whole that is independent of the value ascribed by the parties to only 3,846,154 of the 24,300,466 shares that Cambium’s stockholder will acquire as part of this transaction. In preparing the pro forma financial statements, we based the fair value analysis on how Voyager’s independent financial advisors valued the Holdings common stock.

We have added disclosure to Note C to explain the $6.50 amount. Please see page 160 of Amendment No. 2.

35.	We note from your response to our prior comment number 55 and from the disclosures provided in footnote (J) that the change in control payments which provide for a future service requirement have been excluded from the adjustment to the pro forma balance sheet. Please confirm that any change in control payments that do provide for a future service requirement have been reflected in adjustments to the pro forma statements of operations as required by Rule 11-02(b)(6) of Regulation S-X. Also, please tell us the specific pro forma adjustments to the statements of operations where these change in control payments are included. If such payments have not been reflected in the pro forma statements of operations, please explain why.

Response 35: The change in control payments subject to future service requirements are now reflected as an adjustment to the pro forma statement of operations. Footnote (J) has been revised to reflect this adjustment. Please see page 161 of Amendment No. 2.

36.	Refer to footnotes (G) and (H) — We note from the disclosures in the pro forma balance sheet on page 143, that in connection with the purchase price allocation for the acquisition of Voyager, pro forma adjustments are being made to write down or reduce the intangible assets and goodwill of Voyager to fair value. Please explain in further detail why the management of Voyager does not believe these downward purchase accounting adjustments are indications that additional impairment of Voyager’s recorded goodwill and other intangible assets existed at June 30, 2009. Your response should explain in detail why management does not believe additional impairment existed with respect to Voyager’s goodwill and other intangible assets. We may have further comment upon receipt of your response.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Response 36: Voyager recorded a goodwill impairment charge of $22.0 million in the second quarter of 2009 under the guidance of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Although the purchase accounting allocation used in the second step of the goodwill impairment calculation for purposes of recording the goodwill impairment in Voyager’s historical financial statements is similar to the one performed for the pro forma financial statements, it is not identical due to certain allocations that take into consideration Cambium’s accounting policies and tax attributes.

Other than goodwill, all of Voyager’s intangible assets are subject to amortization and are reviewed for impairment using the guidance of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under this guidance, an impairment charge will be recognized to the extent the sum of the undiscounted future cash flows exceeds the carrying value of the intangible asset. As of June 30, 2009, Voyager compared the carrying value of its intangible assets to the expected undiscounted future cash flows and concluded that no impairment existed. For purposes of the preliminary purchase accounting allocation for the pro forma presentation, the intangible assets were recorded at fair value, based on a discounted cash flow basis. Therefore, although the fair value is less than the carrying value of these intangible assets, no impairment was triggered under SFAS No. 144.

Although we have concluded that no additional impairment is indicated as of June 30, 2009, it is Voyager’s intention to perform an impairment analysis for the quarter ended September 30, 2009. While the third quarter is seasonally one of Voyager’s strongest quarters, because the terms of the merger agreement are fixed, increases in Voyager’s booked net assets could result in future goodwill impairment charges. Management has not yet completed its third quarter impairment analysis, but it is likely that an additional goodwill impairment will be recognized. A disclosure regarding the likely third quarter goodwill impairment charge has been added to Management’s Discussion and Analysis for Voyager on page 249 of Amendment No. 2.

37.	We note the changes that have been made to Note (K) in response to our prior comment number 57. Please explain in further detail why the fair value of Voyager’s obligations for online education content were determined to be significantly lower than their recorded book values and revise Note (K) to provide additional detail regarding the significant assumptions (i.e., normal profit margin, discount rate, etc.) that were used to calculate or determine this pro forma adjustment.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Response 37: Note K to the pro forma financial information has been revised to include the information requested in the Staff’s comment. Please see page 162 of Amendment No. 2.

38.	We note the changes that have been made to Note (L) in response to our prior comment number 57 but are still unclear as to how this pro forma adjustment was calculated or determined. In this regard, please explain how the application of an estimated statutory tax rate of 38% when applied to the fair value adjustments reflected in the pro forma balance sheet resulted in an adjustment to deferred taxes of $.4 million. Also, please explain in further detail why Voyager’s deferred tax asset valuation allowance is being reduced by $3.7 million as a result of the merger transaction. We may have further comment upon review of your response.

Response 38: Note L to the pro forma financial information has been revised to include the information requested in the Staff’s comment. Please see page 162 of Amendment No. 2.

39.	We note the disclosures that have been added to Note R in response to our prior comment number 59. However, based on your revised disclosures, we are unclear as to how the amortization expense for customer relationships and tradenames and trademarks was calculated or determined. Based on the amounts allocated to these intangible assets as disclosed in Note 3 of $5,400 and $2,660, respectively, and their ten year amortization period, it appears that the pro forma adjustments to expense should be $540 and $260, respectively. If historical amortization expense of Voyager was considered in determining the pro forma adjustments, please revise Note R to explain how this factored into the calculations of these adjustments.

Response 39: A table has been added to Note R showing the new calculated intangible amortization, the previously recorded amortization and the resulting adjustment to amortization in the Unaudited Condensed Combined Pro Forma Statements of Operations. Please see page 165 of Amendment No. 2.

40.	We note the disclosures that have been added to pages 152 and 153 in response to our prior comment number 60. Please revise Note N to indicate how changes in the fair value of the warrant will impact your results of operations in future periods. Also, since it appears that the number of shares for which the warrant could be exercised is subject to change based upon a number of factors, please revise footnote N to include a sensitivity analysis explaining how changes in the number of shares for which the warrant is exercisable could impact the amount of the liability recognized in the Company’s financial statements.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Response 40: A table showing a sensitivity analysis was added to Note N to detail the effect on the liability for changes in the shares exercisable under the warrant, showing the liability balance based on shares calculated based on events through June 30, 2009, shares including all known events subsequent to June 30, 2009, and the expected maximum shares. Disclosure also was added to indicate how changes in the fair value of the warrant will impact results of operations in future periods. Please see page 164 of Amendment No. 2.

41.	We note the disclosures that have been added to Note U in response to our prior comment number 65. As the disclosures included in Note 2 on page 147 indicate that the number of shares that may be issued to Voyager shareholders is subject to change, please revise to include a sensitivity analysis explaining how changes in the number of shares issued to Voyager shareholders could impact the combined company’s outstanding shares and the Company’s resultant earnings per share computations.

Response 41: A sensitivity analysis has been added to Note U showing the impact on combined outstanding shares and basic and diluted net loss per share using the same range presented in Note 2. Please see page 167 of Amendment No. 2. The rationale for the narrow range presented remains the same as the sensitivity analysis performed on the cash election in Note 2 and was thus not repeated in Note U.

42.	Refer to footnote (W) — We note from the disclosures in footnote (W) that this pro forma adjustment is being made to conform Voyager’s allocation of commission expense to Cambium’s policy. We also note that Voyager records commission expense as it is earned while Cambium records expense based on a pro rata allocation of total expected annual commission expense to total expected annual revenue. Please explain in further detail why Cambium believes that its expense recognition policy with respect to commissions is appropriate, since it appears Cambium is recognizing commission expense on the basis of expected annual revenues rather than the Company’s actual revenues for each quarterly period. As the commissions appear to be directly attributable to the revenues that are recognized, it appears that commissions should be recognized at the same time as the related revenues consistent with the guidance in paragraph 86 of CON 5. Please advise or revise as appropriate.

Response 42: Cambium has commission plans that provide for increasing commission rates as certain tiers or milestones are achieved and, as such, records commission expense during interim periods based on the expected annualized commission rate multiplied by the actual year to date sales for the quarter. We believe this accounting policy is consistent with paragraph 86 of CON 5. Note W has been modified to clarify this policy and the difference from Voyager’s policy. Please see page 168 of Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

43.	We note the disclosure that has been added to Note Y in response to our prior comment in which you indicate that Holdings expects to grant awards under the 2009 Incentive Plan to employees other than Mr. Klausner and Mr. Cappellucci at or near the closing of the mergers. To the extent these stock based awards are determined prior to the planned effectiveness of the Company’s Form S-4 registration statement, please revise the pro forma statements of operations to include adjustments giving effect to these stock based awards. Also, please revise Cambium’s MD&A to include a discussion of these stock based compensation grants along with the amount of compensation expense that is expected to be recognized over their term or vesting period.

Response 43: Subsequent to the filing of Amendment No. 1, the board of directors of Holdings determined that additional options will be granted to certain executives. Accordingly, we have revised Note (Y) and the related adjustments to the condensed combined pro forma statements of operations for the year ended December 31, 2008 and six months ended June 30, 2009. Please see page 169 of Amendment No. 2. Cambium’s MD&A also has been revised to include a discussion of these option grants and the compensation expense relating to these options. Please see page 217 of Amendment No. 2.
Management of Holdings Following the Mergers, page 157
Related Party Transactions, page 167
44.	We note your response to our prior comment 72. Please revise the disclosure in this section to explain why funds in connection with the financial misappropriation were recovered from Cambium employees.

Response 44: David Cappellucci, Cambium’s current Chief Executive Officer, David Caron, Cambium’s former Chief Financial Officer, and George Logue, Cambium’s current Executive Vice President, were stockholders of the predecessor company, and thus, like the other former stockholders, were obligated under the acquisition agreement’s indemnification provisions to contribute to the recovery identified by the Staff. At the time of the recovery, they also happened to be employees of the successor entity. Accordingly, they each contributed their pro rata share to the recovery in their capacity as former stockholders, and not in their capacity as employees. We have revised the disclosure to clarify this distinction. Please see page 182 of Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations for Cambium, page 191
Matters Relating to the Mergers, page 200
45.	We note from your response to our prior comment number 75 that because Cambium is not a party to the stockholders’ agreement, the agreement will not have an impact on Cambium. However, based on the pro forma financial information included on pages 141 through 156 of the Form S-4, we note that pro forma adjustment (N) has been added to give effect to the subscription rights that will be granted by Holdings under the terms of the Stockholder’s agreement. Therefore, as requested in our prior comment, please revise MD&A to discuss the terms of the subscription rights that Holdings will grant to the Cambium stockholder under the terms of this agreement along with the accounting treatment that will be used for the subscription rights.

Response 45: We have revised Cambium’s MD&A to discuss the terms and the accounting treatment of the subscription rights that have been granted to the Cambium stockholder under the stockholders agreement. Please see page 218 of Amendment No. 2.
Commitments and Contractual Obligations, page 212
46.	We note the disclosures that have been added on page 212 in response to our prior comment number 80. However, we note that the contractual commitments related to the Company’s long-term debt reflected in the table on page 212 do not agree to the amounts reflected in Note G to the Company’s financial statements for the periods 2010 and 2011. Please reconcile and revise these disclosures.

Response 46: We have reconciled and updated the disclosure related to the Company’s long-term debt. Please see page 233 of Amendment No. 2.
Cambium-Voyager Holdings Inc. Financial Statements
Note C — Acquisitions, page F-22
47.	We note the disclosures that have been added to Note C in response to our prior comment number 91. However, based on your response and your revised disclosures we are still unclear as to why the $1,000,000 held in the purchase price escrow or the $20,000,000 held in the indemnity escrow were included as part of the purchase price at the time of the acquisition transaction pursuant to the guidance in SFAS No. 141. Based on the guidance outlined in paragraph 26 of SFAS No. 141, consideration that is placed in escrow pending the outcome of a contingency should be disclosed but not recorded as a liability unless the outcome of the contingency is determinable beyond a reasonable doubt. Furthermore, paragraph 27 provides that the contingent consideration usually should be recorded when the contingency is resolved and the consideration is issued. As the $20,000,000 held in the indemnity escrow was subsequently returned to the Company due to a settlement with the former shareholders of predecessor

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Company, it does not appear that this amount should have been included as part of the purchase price at the time of the acquisition. Furthermore, it does not appear that this amount should be included as part of the gain on settlement reflected in the Company’s 2008 financial statements. Please revise the Company’s financial statements for 2007 and 2008 to comply with the guidance in paragraph 26 and 27 of SFAS No. 141 or explain in detail why this is not required. As part of your response, please address the specific terms and conditions under which the funds held in the indemnity escrow were to be released to the former stockholders of the predecessor and explain in further detail why you believe the amounts in the escrow accounts should have been included in the purchase price at the time of the acquisition. We may have further comment upon receipt of your response.

Response 47: We have conferred with the Staff regarding this Comment, and have separately submitted responsive materials to the Staff. We understand from the Staff that our accounting treatment of the indemnity escrow and the purchase price escrow does not require any change, but that we must add disclosure to Note C to clarify that the indemnity escrow supported potential claims under the general indemnity. We have added the disclosure requested by the Staff to Note C. Please see page F-22 of Amendment No. 2.

48.	We note your response to our prior comment number 92 but do not believe that the disclosures added on page F-23 were fully responsive to our prior comment. Please revise the disclosure in Note C to explain in further detail the methods and significant assumptions that were used to determine the each of the categories of intangible assets that were recognized in connection with the acquisition of Cambium Learning, Inc.

Response 48: We have updated Note C to reflect the assumptions and methods used to determine each category of intangible assets that was recognized in connection with the acquisition of Cambium Learning, Inc. Please see page F-22 of Amendment No. 2.
Note F — Goodwill and Other Intangible Assets, page F-26
49.	We note from your response to our prior comment number 95 that Note F has been revised to include the disclosures required by SFAS No. 157 with respect to goodwill. However, based on our review of Note F, we note that various disclosures required by paragraph 33 of SFAS No. 157 have not been provided. Please revise Note F to include all of the disclosures required by paragraph 33 of SFAS No. 157 or explain in detail why you do not believe this is required.

Response 49: We have updated Note F with all of the disclosures required by paragraph 33 of SFAS No. 157. Please see page F-27 of Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Note 1— Members Equity, Page F-34
50.	We note from your response to our prior comment number 94 that the units were sold at $.50 per unit and reflect the fair value at the date of purchase as determined by the Company’s Board of Managers. We also note that the proceeds from the sale of units are included in accrued expenses on the Company’s balance sheet. As these units are being reflected as liabilities in the Company’s financial statements, please explain why the Company was not required to adjust them to fair value at the time of adoption of SFAS No. 123R, pursuant to the guidance in paragraphs 37 and 79b of SFAS No. 123R. We may have further comment upon receipt of your response.

Response 50: As explained to the Staff, the amount involved is approximately $32,000. We believe this amount is immaterial to Cambium’s financial statements. Our understanding is that the Staff will not object if we do not address the substance of Comment 50 in light of the immateriality of the amount involved.
Note Q — Restructuring, page F-44
51.	We note the disclosures that have been added to Note Q in response to our prior comment number 98. Please revise the reconciliation of changes in the Company’s restructuring reserve to disclose the activity and changes in reserve balances by major type of cost. Refer to the guidance outlined in paragraph 20b of SFAS No. 146.

Response 51: We have updated the reconciliation in Note Q to reflect the changes in reserve balances by major type of cost. Please see page F-44 of Amendment No. 2.
Note S — Segment Reporting, page F-44
52.	We note the disclosures that have been added to Note S to the Company’s financial statements in response to our prior comment but continue to believe that additional disclosures are required. Please revise Note S to include the reconciliations of the segments reportable profits and losses, and total assets to the Company’s consolidated income before taxes and consolidated total assets as required by paragraphs 32b and 32c of SFAS No. 131.

Response 52: We have updated Note S to include the disclosure referenced by the Staff, as required by paragraphs 32b and 32c of SFAS No. 131. Please see page F-45 of Amendment No. 2.

53.	Also, we are unclear as to why the Company has presented the measure “gross profit” in Note S as this measure is not presented in the Company’s statement of operations. Please revise Note S to explain how this measure is calculated and

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

how it is used by the Company’s management in assessing the operating performance of the Company’s segments or revise to eliminate its presentation for consistency with the Company’s statement of operations.

Response 53: We have revised Note S to eliminate the measure “gross profit.” Please see page F-45 of Amendment No. 2.

54.	Also, based on the disclosures that have been provided in Note S, we note that the Company’s revenues from services exceed ten percent of the Company’s consolidated revenues during the periods presented in the consolidated statement of operations. Accordingly, please revise the Company’s consolidated statements of operations for all periods presented to provide separate disclosure of revenues and costs of sales associated with revenues from sales of products and revenues from services. Refer to the guidance outlined in Rule 5-03(b)(1) and (2) of Regulation S-X.

Response 54: Based on our discussion of this Comment with the Staff, we have revised Cambium’s statement of operations to reflect service revenues and cost of service revenues for the periods presented. Please see page F-45 of Amendment No. 2.

55.	In addition, please revise MD&A to include a discussion of the results of operations for each of the Company’s reportable segments.

Response 55: Based on our discussion of this Comment with the Staff, we have revised the MD&A to provide revenue and cost of revenues information on a segment basis. Please see page 218 of Amendment No. 2.
Note T — Subsequent Events, page F-47
56.	Please revise Note T to include the date through which the Company has evaluated “subsequent events” and indicate whether this is the date on which the financial statements were issued. Refer to the guidance in SFAS No. 165.

Response 56: We have revised Note T to include the date through which the Company has evaluated “subsequent events” and to indicate that this is the date on which the financial statements were issued. Please see page F-47 of Amendment No. 2.
Part II
Item 21. Exhibits and Financial Statement Schedules, page II-2
57.	We note your response to our prior comment 107 and reissue in part. We did not see that the annexes or exhibits listed in the table of contents for Exhibit 10.8 were filed or that the exhibits listed in the table of contents for Exhibit 10.12 were filed. Please refile each of these agreements to include all annexes, schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Response 57: We have refiled Exhibits 10.8 and 10.12 with all of the referenced attachments, schedules and exhibits.

58.	We also note that Exhibit 10.11 appears to be missing Schedule III and Schedule IV. Please refile this agreement to include all annexes, schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response 58: We have refiled Exhibit 10.11 with all of the referenced attachments, schedules and exhibits.
Exhibit 5.1
59.	Please have counsel opine on the legally binding nature of the warrant.

Response 59: The Holdings Warrant and shares issuable pursuant to the Holdings Warrant are no longer covered by the Registration Statement. Based on our conversation with the Staff, we understand that the Staff will no longer expect an opinion on the legally binding nature of the warrant.

60.	Refer to the second full paragraph on the second page of counsel’s opinion. Since counsel is only opining on the shares being registered, this assumption seems both unnecessary and inappropriate. Please provide a revised opinion of counsel that does not include this assumption.

Response 60: We have provided a revised opinion of Lowenstein Sandler PC that does not include the assumption referenced by the Staff.

61.	Please have counsel remove the second sentence of the fourth paragraph on the second page of the opinion or provide an opinion dated as of the effective date.

Response 61: The sentence referenced by the Staff has been deleted in the revised opinion of Lowenstein Sandler PC.

62.	Please have counsel confirm its understanding that Delaware General Corporation Law includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

Response 62: We confirm to the Staff that references to the Delaware General Corporation Law include references to the applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

Exhibit 8.1
63.	Refer to the first sentence of the second paragraph. Counsel generally may not rely upon others for anything other than factual matters. As such, the fact that counsel seeks to rely on the “information, representations, covenants and agreements” from third party sources without verification is inappropriate. Please revise here and in assumption (i) of the succeeding paragraph.

Response 63: We have provided a revised opinion of Lowenstein Sandler PC that does not include the statements referenced by the Staff.

64.	Revise the final paragraph to remove the first sentence as investors are entitled to rely on the opinion.

Response 64: The sentence referenced by the Staff has been deleted in the revised opinion of Lowenstein Sandler PC.

65.	Please have counsel remove the second sentence of the final paragraph of the opinion or provide an opinion dated as of the effective date.

Response 65: The sentence referenced by the Staff has been deleted in the revised opinion of Lowenstein Sandler PC.
Exhibit 8.2
66.	Refer to assumption (ii) of the opinion. This assumption seems inappropriate since there are many statements concerning the transaction in the referenced documents, some of which may be legal conclusions or other items upon which counsel is not entitled to rely.

Response 66: McDermott Will & Emery LLP has revised its opinion to clarify, in assumption (ii), that they assumed only the factual statements concerning the transaction set forth in the Merger Agreement and in the Registration Statement are true, correct and complete. Please see page 1 of Exhibit 8.2 filed with Amendment No. 2.

67.	Refer to the first sentence of the first full paragraph on the second page of the opinion. Counsel generally may not rely upon others for anything other than factual matters. As such, the fact that counsel has not made an independent investigation of any “matters” set forth in any documents or materials is inappropriate. Please revise.

Response 67: McDermott Will & Emery LLP has revised its opinion to clarify that it has relied on only the facts set forth in any documents, materials or assumptions upon which it relied. Please see page 2 of Exhibit 8.2 filed with Amendment No. 2.

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
October 29, 2009

68.	Please revise the last paragraph of your opinion to consent to the use of your name under the caption “Legal Matters” in the Registration Statement.

Response 68: McDermott Will & Emery has revised the last paragraph of its opinion to consent to the use of the firm’s name under the caption “Legal Matters” in the Registration Statement. Please see page 3 of Exhibit 8.2 filed with Amendment No. 2.
*     *     *     *     *
As requested in the Comment Letter, in the event that Holdings requests acceleration of the effective date of the pending Registration Statement, it shall furnish a letter, at the time of such request, and shall acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Holdings from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Holdings may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions concerning the enclosed matters, please do not hesitate to call Steven E. Siesser (at 212-204-8688) or Peter H. Ehrenberg (at 973-597-2350) of this office.
Very truly yours,
/s/ LOWENSTEIN SANDLER PC

cc:	U.S. Securities and Exchange Commission Ms. Effie Simpson Ms. Linda Cvrkel Julie Rizzo, Esq.

Cambium-Voyager Holdings, Inc. Mr. Scott J. Troeller

Voyager Learning Company Mr. Richard J. Surratt Mr. Bradley C. Almond

Perkins Coie LLP John R. Thomas, Esq.